Alan M. Gilbert

Direct Dial: (612) 672-8381

Direct Fax: (612) 642-8381

alan.gilbert@maslon.com

January 27, 2023

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Herbers
Erin Purnell

Re:	Fresh Vine Wine, Inc. (the “Company”)

Registration Statement on Form S-1

Filed December 30, 2022

File No. 333-269082

Ladies and Gentlemen:

This letter will respond on behalf of Fresh Vine Wine, Inc. (the “Company”) to the comment letter dated January 19, 2023 (the “Comment Letter”) with respect to Amendment No. 1 to the above referenced Registration Statement on Form S-1 filed by the Company on December 30, 2022 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the staff of the Commission a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement filed with the Commission on December 30, 2022.

Form S-1 filed December 30, 2022

Management, page 48

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Under the caption “Executive and Director Compensation,” the Company has updated its compensation disclosure to reflect the fiscal year ended December 31, 2022.

Incorporation of Certain Information by Reference, page 56

2.	It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2022, it therefore appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your registration statement to include all disclosures required by Form S-1.

The Company has revised the Registration Statement to include the disclosures required by Form S-1, without relying Instruction VII to Form S-1 to incorporate such disclosures by reference to previously filed Exchange Act reports.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8381 or alan.gilbert@maslon.com.

Sincerely,

/s/ Alan Gilbert
Alan M. Gilbert

cc:	Rick Nechio (Fresh Vine Wine, Inc.)

James Spellmire (Fresh Vine Wine, Inc.)

Ryan C. Brauer (Fredrikson & Byron, P.A.)

Andrew Nick (Fredrikson & Byron, P.A.)